UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

On May 28, 2024, Affimed N.V. issued a press release announcing its 2024 annual general meeting of shareholders and made available to its shareholders certain other materials in connection with such meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: May 28, 2024	By:	/s/ Andreas Harstrick
	Name:	Andreas Harstrick
	Title:	Interim Chief Executive Officer, Chief Medical Officer

	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 28, 2024

99.2	Invitation convening the annual general meeting of shareholders

99.3	Notice convening the annual general meeting of shareholders

99.4	Agenda including explanation

99.5	Powers of attorney

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